[redacted]

15047900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bridgewater James Limited, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1925
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bennington **(415) 684-9466**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

KA 3/12

KA 3/12

OATH OR AFFIRMATION

I, **William J. Bennington**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bridgewater James Limited, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

State of California
County of San Francisco

Subscribed and sworn to before me this 27th day of February 2015

Notary Public

S. SAPPRASERT
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☒ (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGEWATER JAMES LIMITED, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2014

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **William J. Bennington**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27 day of February, 2015, at

San Francisco, California.

William J. Bennington
Managing Member

Bridgewater James Limited, LLC

140205
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Bridgewater James Limited

We have audited the accompanying statement of financial condition of Bridgewater James Limited, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgewater James Limited, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Schedules I, II, III and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 27, 2015

BRIDGEWATER JAMES LIMITED, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	80,720
Other Receivables		2,923
Prepaid expenses		8,172
Security deposits		3,700
Equipment, net		2,580
Total assets	$	98,095
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	9,314
Member's equity		88,781
Total liabilities and member's equity	$	98,095

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Operations
Year Ended December 31, 2014

Revenue	$ -
Expenses	
Rent	44,400
Travel	54,862
Professional fees	37,283
Telephone and internet	12,352
Meals and entertainment	12,532
Depreciation	2,866
Other	10,787
Total expenses	175,082
Net loss	$ (175,082)

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2014

Member's equity, beginning of the year	$ 113,863
Capital contributions	150,000
Net loss	(175,082)
Member's equity, end of the year	$ 88,781

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(175,082)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,866
Decrease in Security Deposits		3,435
Loss from Fixed Asset Disposal		433
Increase in prepaid expenses		(401)
Increase in other receivables		(2,923)
Decrease in accounts payable and accrued expenses		(4,290)
Total adjustments		(880)
Net cash used in operating activities		(175,962)
Cash flows from investing activities		
Purchase of equipment		(3,785)
Cash flows from financing activities:		
Capital contributions		150,000
Net decrease in cash		(29,747)
Cash, beginning of year		110,467
Cash, end of year	$	80,720

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides placement services to private investment funds.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $7,917. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

Revenue

The Company receives placement agent fees from the general partner or investment managers of private investment funds for whom the Company provides placement agent services. Under the terms of the placement agent agreement, placement agent fees are computed primarily as a percentage of management and incentive fees that such general partner or investment manager earns from the private investment fund. Generally the general partner or investment manager of the private investment fund determines and computes the placement agent fees payable to the Company. Revenue is recorded when ascertainable as per the terms of the placement agent agreements and collection is not in doubt. During 2014 the Company did not generate any revenue.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $71,407 which was $66,407 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

3. Office Lease

The Company leases its office facilities under an operating lease which expires on May 31, 2016. Included in rent expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses.

Years Ending December 31,	
2014	$ 44,400
2015	44,400
2016	18,500
	$ 107,300

SUPPLEMENTARY INFORMATION

SCHEDULE I
Page 1 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2014

1. Total ownership equity from Statement of Financial Condition			$ 88,781	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net Capital			88,781	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			88,781	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 17,374	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(17,374)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			71,407	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			71,407	3750

OMIT PENNIES

Notes:

Non-allowable assets:

Prepaid expenses	$8,172
Security deposits	3,700
Other Receivables	2,922
Equipment, net	2,580
Total	$17,374

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	621	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000	3758
13. Net capital requirement (greater of line 11 or 12)		5,000	3760
14. Excess net capital (line 10 less 13)		66,407	3770
15. Excess net capital at greater of (10% of line 19 or 120% of line 12)	$	65,407	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	9,313	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820			3830
19. Total Aggregate indebtedness			$	9,313	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)				13.04%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BRIDGEWATER JAMES LIMITED, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SCHEDULE IV

BRIDGEWATER JAMES LIMITED, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2014

1. Reconciliation of Computation of Net Capital to Respondent's Computation

				Aggregate				
		Net Capital	-	Indebtedness	-	Percentage		
Computation per respondent		$ 71,407		$ 9,313		13.04%		
Computation per Schedule I		71,407	-	9,313		13.04%		
Differences		$ -		$ -				

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Bridgewater James Limited, LLC

We have reviewed management's statements, included in the accompanying Bridgewater James Limited, LLC's Exemption Report, in which (1) Bridgewater James Limited, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i), (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 27, 2015

Bridgewater James Limited, LLC Exemption Report

Bridgewater James Limited, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):[2] [i]

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bridgewater James Limited, LLC

I, William J. Bennington, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

William J. Bennington
Managing Member

February, 27, 2015